FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

November 16, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 16, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides results from driling and surface exploration programs on the Terra project, Alaska.

Item 5.	Full Description of Material Change

The Issuer provides results from its drilling and surface exploration program on the Terra project.  The Issuer has expanded the surface prospecting program at Terra to cover the full 8 kilometre strike length of the system and, as a result, has identified new vein systems which have returned a number of high-grade gold values.  In addition, the Issuer conducted a limited drilling program on the extension of the “Ben Vein” (the focus of the 2005 drilling campaign) which returned high-grade intervals from both holes drilled on the 150 metre step out.  The Ben Vein system has now been intersected in all eight holes drilled along the greater than 250 metres of strike length and 250 metres down dip and it remains completely open.  Results from the six holes drilled in 2005 and the two holes drilled in 2006 indicate the Ben Vein system has remarkable continuity of grade and appears to be expanding in width to the northwest, as shown by the last hole which intersected 4.2 metres averaging 22.4 g/t gold (see Table 1 and Figure 2 below).

	Table 1 Terra 2006 Intercepts >3gpt (cutoff)
Hole #	Interval (m)	Intercept (m)	Grade (g/t)
TR-06-16	80.31-80.71	0.40	15.3
	89.92-90.22	0.30	3.7
	119.42-121.62	2.20	7.1
	171.24-171.45	0.21	5.0
	324.61-326.26	1.65	13.9
TR-06-17	40.23-40.69	0.46	5.6
	128.69-132.89	4.20	22.2
Incl.	130.06-132.89	2.83	31.0

Project Background

The Terra project is located approximately 200 kilometres west of Anchorage, Alaska within the Cretaceous porphyry belt of the Western Alaska Range (which hosts the Pebble and Whistler deposits).  The Issuer is earning a 60% interest in the Terra project from AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”).  In order to earn its interest, the Issuer is required to incur US$3 million in expenditures on the project over 4 years, and it anticipates incurring approximately US$1 million in 2006.  Upon the Issuer earning its 60% interest, AngloGold will have a one time opportunity to earn back 20% by incurring US$4 million in expenditures over two years, leaving the Issuer with a 40% interest.

Target Summary

During the surface mapping and sampling program in 2006, the Issuer collected 136 rock and rock chip channel samples from the Terra project, which ranged in values from <2 ppb to 130 g/t Au (average value for all 136 rock samples is 6.8 g/t Au and 33.7 g/t Ag).  This work have now defined 4 main zones of veining in the core Terra target area, as well as a new zone of veining 4 kilometres to the south in the Ice Vein area (13 samples averaging 24.8 g/t gold and 170 g/t silver with a high chip sample of 0.5 m @ 72.3 g/t gold and 453 g/t silver) (See Figure 1 and Table 2).  Each of these five vein zones has multiple high-grade veins that are intimately associated with the Terra Diorite.  The grades in each are comparable to those found in the Ben Vein zone, which has averaged in the drilling, over a minimum true width of 1 metre, approximately 25 g/t gold (gold values ranging from 6 g/t to 136 g/t).  Structural studies indicate that all of the veins have a common north-northwest to north-south trend with variable westerly dips.  In addition, a new blind vein was discovered in the 2006 drilling (1.65 metres @ 13.9 g/t gold), which increases the tonnage potential of the system.

Figure 1 - Terra 2006 Surface Sampling Results

Table 2

Figure 2 - Cross section of 2006 step out drill fence on the Ben Vein.

The Terra mineralization has been characterized as deep epithermal and could have significant extent down dip and along strike.  The project has potential to develop a number of continuous high-grade veins forming a highly attractive mining target.  Gold characterization work on the Ben Vein system indicates a very large percentage of the gold and silver can be recovered through gravity concentration.

The Issuer’s proposed 2007 work program at Terra will include approximately 50 metre spaced drilling along 300 metres of strike length and 300 metres down dip on the Ben Vein system to evaluate the grade and continuity of this potentially large, high-grade deposit.  In addition, the Issuer plans to test two of the other vein systems to asses their potential to develop similar systems.  The proposed 2007 work program has an estimated budget of US$2 million.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Dr. Cruise is the Vice President-Exploration of Cardero Resource Corp. and a shareholder of ITH.  In August, 2006, Cardero acquired a 13.3% equity position in the Issuer.

The work program at the Terra project was designed and is supervised by Jeffrey A. Pontius, President of Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the exploration programs on the Issuer’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

Dated at Vancouver, B.C. this 23rd day of November, 2006.